James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

April 20, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention: Russell Mancuso

Re:
Your Comment Letter dated April 14, 2010 regarding
Douglas Dynamics, Inc.'s Amendment No. 3 to Registration Statement on
Form S-1 Filed April 8, 2010 (File No. 333-164590)

Dear Mr. Mancuso:

        Douglas Dynamics, Inc. (the "Company," "we" or "our") has received the above-captioned comment letter (the "Comment Letter") regarding the Company's Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-164590) filed with the Securities and Exchange Commission (the "Commission") on April 8, 2010 (the "Registration Statement"). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 4 to the Registration Statement ("Amendment No. 4") and have included with this letter a marked copy of Amendment No. 4. Page numbers in our responses refer to pages in Amendment No. 4.

1.
We will continue to evaluate your response to prior comment 1 after you provide the related disclosures. In this regard, we note your revisions on page 114. With a view toward disclosure, please tell us how those revisions address prior comment 41 in our letter dated March 18, 2010.

        The Staff's comment is noted. With respect to the Staff's prior comment 41 in its letter dated March 18, 2010, the Company has further revised the applicable disclosure on page 115 to quantify the increase in interest rate associated with the amendments to its senior credit facilities.

Our Competitive Strengths, page 3

2.
We note your response to the first bullet point of prior comment 4; however, risk factors regarding potential or hypothetical adverse developments are not sufficient disclosure if those events are currently occurring or have already occurred. Please expand your response to show us clearly how your document addresses each of the issues that were the subject of the first bullet point of prior comment 4.

        The Company engaged the authors of the report referenced in prior comment 4 to undertake a study of the Company and its industry and provide feedback to enable the Company to better understand and address the needs and concerns of its customers and to compete more effectively. While the report addresses a wide variety of matters, certain of which provided us with useful insight, management believes a significant portion of the information contained in the report is immaterial to the Company's business as a whole and in some cases, when taken out of context, potentially misleading. Further, though many of the statements made in the report were presented as conclusions, management believes, based on its broad and significant historical knowledge of the industry, that a significant portion of those purported conclusions misinterpret underlying facts or are factually inaccurate in and of themselves. The Company notes that the authors of the report are general business consultants without any specific expertise in the snow and ice control equipment market. While we found many of these determinations to be interesting and even potentially helpful in evaluating our business practices, we do not guide our business or management philosophy based on this report, and we do not believe the consultants' determinations are useful to the Company's investors.

        Accordingly, after reviewing the Staff's prior comment 4, management once again carefully reviewed the report, paying particular attention to the pages referenced by the Staff. After its review, the Company again concluded that nearly all of the statements made on pages 8, 33, 36, 51, 63 and 64 are not material, do not individually or in the aggregate amount to a known trend, and do not constitute any of the most significant risks to the Company. Nevertheless, in addressing prior comment 4, the Company further considered the disclosure then-presented in the Registration Statement and chose to include certain limited additional disclosure in response to the Staff's comment, both in the "Risk Factors" section and in the remainder of the Registration Statement. The Staff's comment regarding "hypothetical adverse developments" is noted. Because the statements specified by the Staff generally reference occurrences that are immaterial, however, the Company continues to believe that the "Risk Factors" section is the appropriate location for such disclosure. Therefore, the Company respectfully believes that no further disclosure regarding the pages referenced by the Staff would be appropriate.

        In response to the second sentence of the Staff's comment, we note the following:

        The Company believes that, given its market share and position as the market leader in snow and ice control equipment for light trucks, some degree of channel conflict and market saturation is impossible to avoid. The Company does not, however, believe this to be a material concern but rather an ancillary effect of being the largest player in the market. The potential risks relating to market saturation and channel conflicts are referenced on page 17. The Company does not believe any events have occurred or are occurring with respect to these matters that should be disclosed to investors as anything other than potential risks that may impact the Company in the future.

        To the extent any of the Company's customers perceive any of our product lines to be over-complicated, the Company, based on its already significant knowledge of its customer base, believes this perception is limited to a very small universe of consumers, and is insignificant in comparison to the number of consumers who favor the technological enhancements utilized in the Company's products.

        With respect to Blizzard, since the Company's acquisition of Blizzard in 2005, the Company has focused not on growing the brand, but on refining Blizzard's distributor base and integrating its technology into the Company's existing products. This slowdown in growth was an intentional part of the Company's overall strategy to integrate Blizzard following its acquisition. As a result, the Company does not consider Blizzard's lack of growth to be material or of concern.

        With respect to Company's competitors, the Company indicates on page 18 its view that BOSS and Meyer represent the Company's primary competition for market share. In addition, BOSS and Meyer are also referenced on page 71 under "Competition." We believe such disclosure is sufficient with respect to the Company's competitive position.

Pages 33 and 36

        The Company believes the points made on these pages are overstated, and again notes the last two sentences under "Page 8" above. Further, we do not believe it would be appropriate or useful to investors to provide any further detail regarding its competitors' business issues and/or strategy.

        With respect to the statements made, the Company again notes the last two sentences under "Page 8" above. Further, while the Company has maintained steady or even slightly decreased market share in the extremely small geographic area noted, we believe disclosure regarding this limited sampling would attribute a disproportionate significance to such statements. The Company believes the few quotations and limited conclusions included on this page were presented to give the Company a flavor for items to monitor in its day to day business, rather than to provide us with a list of material concerns.

Page 63 and 64

        While we are the market leader in snow and ice control equipment for light trucks, we recognize the threats of intense competition and, as a result, take our competitors very seriously. While we do not believe intense competition has had a material effect on our business, to the extent these risks exist and could harm the Company in the future, they have been highlighted throughout the Registration Statement, in the "Risk Factors" section and elsewhere, including on pages 15, 17, 18, 26, 27, 47, 60 and 71.

If economic conditions in the United States, page 14

3.
Please reconcile your revised disclosure regarding shifting from your more profitable products to your less profitable products with your response to prior comment 5 regarding similar margins across your brands.

        Please see our response to comment 5.

        Each of the Company's three brands consists of both higher priced and lower priced snow and ice control equipment. To the extent an identical or practically identical product is sold across more than one of our three brands, the margin applicable to that product is also substantially identical, regardless of the brand name under which it is sold. We believe any distinctions our customers perceive as existing between our brands are driven more by perceptions of quality and service, based on reputation and historical geographic marketing practices, than by price.

        Accordingly, we believe it is highly unlikely that a consumer's decision to shift from one of our higher-margin products to a lower-margin product would result in a shift by that consumer from one of our brands to another.

Restrictions on Payments of Dividends, page 29

4.
Please expand your revisions added to pages 29 and 30 to quantify the amount of dividends you are permitted to pay as of a recent date.

        In response to the Staff's comment, the Company has included the requested disclosure on page 30.

Products, page 64

5.
It is unclear how your response to prior comment 5 is consistent with the information in the material you provided us with your letter dated March 25, 2010. It is unclear how, by presenting all of your snow and ice control equipment as one product class, you would not be masking significant developments or challenges with a particular type of product. For example, if the products sold under one of your brands is struggling with a competition, quality or margin issue, but that challenge was offset by increased revenue from products sold under another brand, how would investors be able to understand those developments from your current disclosure? If your snow plow business was substantially declining but the decline was offset by increased sales of salt spreaders for a period, how would investors know of this development from your current disclosure? When addressing this comment, please provide us the information requested by prior comment 5: the percentage of your revenues by the disclosed brands during the two fiscal years preceding your last fiscal year, the percentage of your revenue from sand and salt spreaders during each of the last three fiscal years, whether sand and salt spreaders contribute equally to revenue generated by each of your brands, and whether sand and salt spreaders generate the same margins as your other products.

        In response to the Staff's comment, we believe it is most meaningful and relevant to present the Company's snow and ice control equipment as one product class. In this regard, we further emphasize our view that any distinction between sand and salt spreaders and snowplows is qualitatively immaterial for the reasons described in the final paragraph of the Company's response to prior comment 5. Further, the revenue and margin derived from sand and salt spreader sales is relatively insignificant when compared to both the revenue and margin derived from all snow and ice control equipment and the Company's business as a whole. Therefore, we believe the Company's sand and salt spreader sales are not sufficiently quantitatively material to warrant separate disclosure. We believe that, largely because of the significant similarities between snowplows and sand and salt spreaders, the Company's investors are best served by viewing our results of operations for snow and ice control equipment as management does—as one product class—and that treating our snow and ice control equipment as one product class will not "mask significant developments."

        Further, based on the Company's historical operating data, we believe the Staff's concern regarding our snow plow business "substantially declining but the decline [being] offset by increased sales of salt spreaders for a period" is unlikely to come to fruition as the primary factor influencing the Company's sales of snow and ice control equipment is the level, timing and location of snowfall. This being the case, the stand-alone presentation of sand and salt spreaders would not unmask significant developments any more than would the stand-alone presentation of results with respect to our higher-end or lower-end snowplows, any individual type of snowplow (such as the "V-Plow" series) or any one specific model of snowplow in particular (such as the 8' HD Plow). We also do not believe that the Company's relatively limited portfolio of product types should favor artificially creating a distinction that would be significantly less pronounced if the Company's snow and ice control equipment product offerings were more diverse.

        With respect to the Staff's comment regarding the Company's brands, we note that the Company does not break out revenue or margin disclosure for each of its brands on an individual basis because it believes the presentation of such a distinction is artificial and would erroneously lead an investor to conclude that significant differentiation exists between the Company's brands. As noted on page 58, the Company markets its products under the WESTERN®, FISHER® AND BLIZZARD® names largely as a result of historical geographical marketing practices rather than as a result of product differentiations. Further, to clarify the points we made in response to prior comment 5, we note that nearly all of the products sold under the WESTERN® and FISHER® brands are identical or practically identical to one another (with the only differences generally being cosmetic). As such, the margins realized by the Company from sales of its WESTERN® and FISHER® products are highly correlated, and depend on the level, timing and location of snowfall throughout North America and regional competitive trends, but not on any distinct competition, quality or margin issues that either brand has or could experience by virtue of it being a separate brand.

        After our acquisition of Blizzard Corporation in November 2005, we immediately began both integrating the valuable BLIZZARD® intellectual property into the products sold under our WESTERN® and FISHER® brands and incorporating the products sold under our WESTERN® and FISHER® brands into the BLIZZARD® product line. As a result, though our BLIZZARD® brand does not provide a material portion of our revenue or margins, the Company's Blizzard product line now consists of a subset of the products sold under the WESTERN® and FISHER® names, with relatively minor cosmetic differences. In fact, only one immaterial product sold under the BLIZZARD® name is not also sold under the WESTERN® or FISHER® names.

        For the reasons described above, we think it is highly unlikely that a scenario would occur where "products sold under one of [our] brands is struggling with a competition, quality or margin issue, but that challenge was offset by increased revenue from products sold under another brand name".

Competition, page 71

6.
We note your response to prior comment 7. However, it remains unclear how your disclosure regarding your geographic reach being broader than all of your competitors is consistent with the information cited in prior comment 7. In addition, it is unclear what about the page you cite in the last sentence of the first paragraph of your response supports the "premium price" you say you command. Please revise your disclosure or advise.

        In response to the Staff's comment, the Company has revised the applicable disclosure on page 71 to remove such references.

Summary Compensation Table ..., page 90

7.
Please expand your response to prior comment 8 to clarify how you determined to not include the "forgiven interest" in an appropriate column of your table and why the promissory note satisfaction would not be considered part of the value attributable to the options. Also clarify how you reached the totals expressed in that response; for example, it appears that, with respect to Mr. McCormick, "total proceeds paid" multiplied by "% of proceeds attributable to stock options" does not equal the "total compensation expense" you mention.

        In response to the Staff's comment, the Company supplementally advises the Staff that the Company has revised the amounts set forth in the Summary Compensation Table on page 90 to include the respective amounts of accrued interest forgiven with respect to Messrs. Janik's and McCormick's promissory notes. The Company further advises the Staff that satisfaction of the principal amount of the promissory notes is not considered part of the value attributable to the repurchase of the unexercised stock options since the promissory notes were executed in connection with the individual's acquisition of the Common Stock. The satisfaction of the promissory notes reduced the net proceeds received by the individual as shown in the table below. Additionally, the Company advises the Staff that the table below sets forth the correct calculations of the reconciliation. The previously submitted table contained a ministerial error. The table below is intended to highlight the aggregate consideration that was paid, satisfaction of the promissory notes and the compensation expense recorded attributable to the repurchase of the stock options. The compensation expense for the unexerised stock options is the intrinsic value of the repurchased stock options calculated based on the fair value of the Common Stock at date of repurchase less the exercise price of the stock option (approximately $195 per share). The table also summarizes the proceeds that were paid to the individual as outlined below.

	Shares Repurchased
James Janik	Common Stock	Stock Options	Total
January 2009	75	3,341	3,416
	2.2%	97.8%	100.0%
Aggregate consideration			$672,513
Promissory note satisfaction			$(7,500)
Total proceeds paid			$665,013
% of proceeds attributable to stock options		97.8%
Total compensation expense(1)		$650,412

	Shares Repurchased
Robert McCormick	Common Stock	Stock Options	Total
January 2009	1,299	422	1,721
	75.5%	24.5%	100.0%
Aggregate consideration			$464,850
Promissory note satisfaction			$(129,900)
Total proceeds paid			$334,950
% of proceeds attributable to stock options		24.5%
Total compensation (1)		$82,132

(1)
Based on the intrinsic value of the stock option of approximately $195 per option.

Note: The data in this table does not give effect to the 23.75-for-one stock split of our common stock that will occur prior to the consummation of this offering. At the time of the 2009 repurchase transaction, the Company also elected to forgive the interest accrued on the promissory notes, in the amount of $18,472, with respect to Mr. Janik, and $18,321, with respect to Mr. McCormick. These amounts have been included as "All Other Compensation" in the Summary Compensation Table.

Structure of our Board of Directors, page 77

8.
Please update the last sentence of this section.

        In response to the Staff's comment, the Company has revised the applicable disclosure on page 78.

Base Salary, page 83

9.
Please expand your revisions added in response to prior comment 6 to clarify:

•
how Mr. Janik "profitably" managed the business in 2007 given the net loss mentioned on page F-4;

•
what you mean by "positioned the business to maximize profit and sales volume"; and

•
what was done to "build a talented management team..."

  Also clarify whether these were objective criteria established before the period in which the salary increase was determined or subjective criteria determined retrospectively.

        In response to the Staff's comment, the Company has added the requested disclosures on page 83 regarding the underlying reasons for the merit increase awarded to Mr. Janik in 2008.

Potential Payments upon Termination or Change in Control, page 95

10.
With a view toward disclosure in this section or on page 92, as appropriate, please tell us the purpose and effect of the form of amended employment agreements filed as exhibits 10.6, 10.8 and 10.10.

        In response to the Staff's comment, the Company has added the requested disclosure on page 92 regarding the purpose and effect of the form of amended employment agreements.

Interests of Certain Affiliates in this Offering, page 113

11.
We note your revisions added in response to prior comment 13. Please expand to identify the affiliates who will receive the restricted stock grants you mention and quantify the number of shares each will receive. Also, if the "bonus payout" will be triggered, please identify each affiliate who will receive a bonus and the amount each will receive.

        In response to the Staff's comment, the Company has included the requested disclosure on page 114.

Exhibit 5.1

12.
Please file a final, signed and dated opinion.

        In response to the Staff's comment, the Company has filed a final signed and dated opinion herewith as Exhibit 5.1 to the Registration Statement.

*            *            *

        We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Douglas, feel free to call me at 414-362-3940.

Sincerely,

/s/ James L. Janik

James L. Janik
President and Chief Executive Officer